SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of November, 2004
of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                      Form 20-F ___X___                                Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes _______                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a Press Release issued by Banco de Chile (“the Bank”) on November 4, 2004, regarding its financial statements for the nine months ended September 30, 2004.

2004 Third Quarter Results

Santiago, Chile, November 4, 2004 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced results for the third quarter ended September 30, 2004.
FINANCIAL HIGHLIGHTS

  Net income for the 3Q04 was Ch$ 39,277 million, an increase of 5.9% compared to 3Q03.
  The Bank’s ROAE continued to be strong, posting a consolidated 24.9% during 3Q04, outperforming the system’s average of 15.6%.
  Fee income established a new record after a 33.8% quarterly increase when compared to 3Q03.
  The Bank’s loan portfolio grew by 6.4% over the last twelve-month period.

Selected Financial Data	3Q03	2Q04	3Q04	% Change 3Q04/3Q03

Income Statement (Millions, Chilean pesos)
Net Financial Income	78,189	92,788	88,814	13.6%
Income from Services	25,209	29,024	33,726	33.8%
Gains on Sales of Financial lnstruments	469	1,092	(2,261)	-

Operating Revenues	103,867	122,904	120,279	15.8%
Provisions for Loan Losses	(13,265)	(18,834)	(19,479)	46.8%
Total Operating Expenses	(55,085)	(55,936)	(59,772)	8.5%
Net Income	37,104	44,931	39,277	5.9%

Earnings per Share (Chilean pesos)
Net income per Share	0.55	0.68	0.59	7.3%
Book value per Share	10.02	9.12	9.69	(3.3)%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,247,764	6,611,764	6,645,980	6.4%
Total Assets	9,074,971	9,662,169	9,598,936	5.8%
Shareholders' Equity	681,789	605,362	643,018	(5.7)%

Profitability
ROAA	1.61%	1.84%	1.63%
ROAE	21.9%	29.5%	24.9%
Net Financial Margin	3.8%	4.3%	4.1%
Efficiency ratio	53.0%	45.5%	49.7%
Asset Quality
Past Due Loans / Total Loans	2.02%	1.47%	1.46%
Allowances / Total Loans	2.92%	2.46%	2.45%
Allowances / Past Due Loans	144.5%	167.2%	167.5%
Capital Adequacy
Total Capital / Risk Adjusted Assets	13.6%	12.1%	12.1%

2004 Third Quarter Results

Third Quarter 2004 Highlights
The Bank

  Banco de Chile has kept its leadership position in terms of ROAE for the nine-month period ending September 2004. Following the record results obtained during the 2Q04, the Bank continues reflecting its solid performance during 3Q04. Consolidated net income reached Ch$39,277 million during 3Q04, driven by strong operating revenue and higher recoveries of loans previously charged-off. In terms of the nine-month period, ending September 2004, the Bank has importantly improved its profitability, not only compared to last year’s equivalent figure, but also to its competitors. The Bank posted the highest ROAE in the financial system as of September 30, 2004, reaching a consolidated figure of 25.3% against the system’s average of 16.1%.

  Loan portfolio. As of September 30, 2004, the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,605,545 million, representing an annual expansion of 6.2% and a slight increase compared to the previous quarter. The Bank reached a 17.7% market share as of September 30, 2004.

  Successful local bonds placement. On September 1, 2004, the Bank successfully issued three series of bonds, the largest issuance of a Chilean bank in the local market, in order to support the expected loan growth and reduce market risk exposure in line with the Bank’s asset/liabilities management policies. The placement was structured in three series, a 5 year bullet bond Series N corresponding to Ch$36,000 million with an annual nominal interest rate of 5.08%, a 5 year bullet bond Series M corresponding to UF5,000,000 with a real annual rate of 3.0% and a 22 year bonds Series O corresponding to UF3,000,000 with a real annual rate of 4.38%. These bonds were rated AA+ by the Chilean rating agency Feller Rate.

  Banco de Chile, winner of The Banker’s country award. The Bank was acknowledged as “Bank of the year 2004 for Chile” by “The Banker”, member of the Financial Times Group. The award recognizes the country’s best overall performance including the company’s results and its technological and strategic developments.

  Banco de Chile named as one of the Best Workplaces. The Bank was named as one of the 15 best companies to work for in Chile, within the category of companies with more than 500 employees, during 2004. This ranking resulted from the annual research conducted by the Great Place to Work Institute Chile, an affiliate of an international research and management consultancy firm based in U.S.

  The Bank’s Insurance Brokerage Subsidiary extended its lines of business. In order to offer its clients a complete line of insurance products and services, the Bank’s insurance brokerage subsidiary now offers professional advice and access to life annuity insurances (“Rentas Vitalicias Previsionales”). The system allows the client to transfer its individual capitalization account balance from a Pension Fund Administrator to Insurance Company, and receives from the latter a life pension.

  Continued progress in the Neos technology project. Regarding the progress in the “NEOS” technological Project, during the 3Q04 the Bank concluded the first phase of its new core system with the implementation of Flexcube GL, a solution that provides on-line information of balances and accounting movements implying a better and more efficient management and control of accounting information. In addition, during this quarter the Bank initiated its trainee program regarding the use of the Siebel CRM application, a platform oriented to service quality improvement.

  New Affiliate. Banco de Chile together with other 5 banks established “Combanc” which will operate the high value payments clearing system (Cámara de Compensación de Pagos de Alto Valor) on April 2005. High value payments include interbank payments and electronic transactions in the monetary, exchange, stock and fixed income markets for amounts greater than Ch$50 milllion. This company will provide on-line electronic clearance payment services within the Chilean financial system. This project is intended to increase the capacity, efficiency, opportunity and security of the existing inter-bank payment system reaching international standards as well as to ensure greater liquidity and reduce its risk.

2004 Third Quarter Results

Financial System Highlights

  The Chilean Financial System reached a net income of Ch$168,338 million during 3Q04, representing a 13.8% increase compared to 3Q03 and 5.7% rise relative to the previous quarter. This outcome reflects the system’s sound financials and improved earnings capacity, which resulted in a system’s ROAE of 15.6% for the 3Q04. Higher net income registered during the present quarter was mainly a consequence of a growth in operating revenues and a decrease in provisions for loan losses, which more than offset higher operating expenses.

  Total loan portfolio, net of interbank loans as of September 2004 totaled US$59,545 million, an annual and quarterly expansion of 9.9% and 2.2%, respectively. These increases were mainly driven by a significant recovery in commercial loans, as well as, by the upward trend maintained by consumer and mortgage loans within the full year, boosted by the still low level of interest rates and the reactivation of the Chilean economy.

2004 Third Quarter Results

Banco Chile 2004 Third-Quarter
Consolidated Results

NET INCOME

The Bank’s total net income for 3Q04 reached Ch$39,277 million, an increase of 5.9% compared to the 3Q03. The main drivers of this improved performance were the important increases in both net financial income (principally as a consequence of higher inflation rate) and income from services, figure that continues showing a positive evolution; as well as recoveries of loans previously charged-off.

As compared to the previous quarter, a lower inflation rate which compressed net financial income together with the comparatively very low operational expenses of 2Q04 explain this quarter’s bottom line reduction.

Banco de Chile’s 3Q04 net income resulted in an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.63% and 24.9%, respectively, higher than the financial system’s comparable figures of 1.13% and 15.6%, for the same period.

The overall result of the Bank’s subsidiaries improved once again during the 3Q04 reaching Ch$5,998 million. This result mainly reflects higher income coming from the General Administrator of Funds and the Stock Brokerage Subsidiaries.

Bank, Subsidiaries and Foreing Branche's Net Income
(in millions of Chilean pesos)	3Q03	2Q04	3Q04	% Change 3Q04 / 3Q03

Bank	30,942	39,143	31,488	1.8%
Foreign Branches	1,340	394	1,791	33.7%
Stock Brokerage	2,462	1,972	2,807	14.0%
Gral Adm. of Funds	1,376	2,149	2,419	75.8%
Insurance Brokerage	231	205	90	(61.0)%
Financial Advisory	160	442	87	(45.6)%
Factoring	547	499	424	(22.5)%
Securitization	(19)	26	(12)	(36.8)%
Promarket	(8)	16	8	-
Socofin	73	85	175	139.7%

Total Net Income	37,104	44,931	39,277	5.9%

The strong results recorded by the Stock Brokerage subsidiary during 3Q04 were mainly related to the higher stock volumes traded during the quarter, positively impacted by the better performance of the Chilean stock market. As a consequence, the Stock Brokerage subsidiary continues to be the market leader with a 27.1% market share in terms of stock transactions.

Banchile General Administrator of Funds, the funds manager subsidiary, has shown sound results along the whole year, reflecting its fees-generating capacity through the incorporation of new clients and the development of innovative products and services. Accordingly, during 3Q04, this company recorded a 75.8% increase in net income compared to 3Q03, attaining a market share of 26.3% as of September 30, 2004, in terms of average funds under management.

Though the result obtained from the Financial Advisory subsidiary during 3Q04 was lower than previous, as a consequence of fewer materialized deals, in terms of the nine-month period ending September 2004, its net income increased by approximately 80% compared to the same period of last year. It is worth noting that as of June, 2004 (the latest figure available according to the Superintendency of Banks), this subsidiary was the leader in terms of net income within the Chilean investment banking subsidiaries, and according to Bloomberg, it ranks within the top 20 financial advisers in Latin America.

The result coming from the Bank’s foreign branches increased importantly during 3Q04 compared to the previous quarter mainly due to lower provisions for loan losses as they reduced their exposure - mainly in Mexico - and obtained higher mark to market earnings. The higher income relative to 3Q03 was mainly driven by higher fee income.

2004 Third Quarter Results

NET FINANCIAL INCOME

Net financial income increased to Ch$88,814 million for the third quarter of 2004 from the Ch$78,189 million in the third quarter of 2003 mainly due to both, a 34 basis points increase in net financial margin1, and, a 4.2% growth in average interest earning assets.

Net Interest Revenue
(in millions of Chilean pesos)	3Q03	2Q04	3Q04	% Change 3Q04 / 3Q03

Interest revenue	95,365	164,440	139,667	46.5%
Interest expense	(42,688)	(64,912)	(62,142)	45.6%
Foreign Exchange
transaction, net	25,512	(6,740)	11,289	-

Net Financial Income	78,189	92,788	88,814	13.6%

Avg. Int. earning assets	8,332,914	8,702,424	8,683,996	4.2%
Net Financial Margin[1]	3.8%	4.3%	4.1%	-

The increase in average interest earning assets was mostly the resultant of an expansion in consumer credits, housing loans and factoring contracts (included in “other outstanding loans”) and contingent loans and, to a lesser extent, in financial investments.

Net financial margin increased from 3.8% in 3Q03 to 4.1% in 3Q04 principally due to:

  A higher inflation rate, measured by the variation of the UF2 which was -0.1% in 3Q03 compared to 1.03% in 3Q04, and which implied that during the 3Q04 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by nominal interest bearing liabilities and by non-interest bearing liabilities.

  An increase in lending spreads as a consequence of the Banks’ focus to higher yielding loans and the strong expansion in the segment of individuals.

  The recovery of certain provisioned, or previously charged-off loans, mainly belonging to the corporate customer sector and which positively impacted the financial margin during this quarter.

  A better funding mix, reflected in the improvement of the ratio of interest bearing liabilities to interest earning assets which declined to 71.2% in 3Q04 from 73.4% in 3Q03.

Net financial income decreased by 4.3% in 3Q04 compared to the previous quarter principally due to a decline of 17 basis points in the net financial margin and, to a lesser extent, to a slight contraction of 0.2% in average interest earning assets.

The decline in net financial margin during 3Q04 compared to 2Q04 was mainly influenced by lower inflation rate, measured by the variation of the UF which was 1.15% in 2Q04 compared to 1.03% in 3Q04, reducing the spread earned over non-interest bearing liabilities.

In addition, an initial slight impact on the net financial margin was recorded during this quarter as the Central Bank rose the monetary policy interest rate by 25 basis points during September, 2004, implying a negative repricing effect on the net financial margin since liabilities re-price faster than interest earning assets.

INCOME FROM SERVICES, NET

The Bank confirmed its fee generating ability during the 3Q04, reaching a record level of Ch$33,726 million on a consolidated basis. This figure represents a 33.8% increase from the 3Q03 and 16.2% from the prior quarter. Overall, fee income contributed by 28.0% to operating revenues during 3Q04 compared to 24.3% in last year’s same quarter and 23.6% in 2Q04.

The increase between 3Q04 and 3Q03 mainly reflects the greater variety of services offered by the Bank in order to boost the share of revenues coming from mutual fund and insurance businesses which, in 3Q04, accounted for

________________________
1	Net financial income divided by average interest earning assets.
2	The UF is an accounting unit which is linked to the Chilean CPI, and changes daily to reflect fluctuations in the index over the previous month.

2004 Third Quarter Results

14.8% and 10.2% of total fee income. Mutual fund business continued to improve as funds under management grew by 47% as from a year ago and the number of participants have increased by 41% during the same period.

In addition, higher income from services during 3Q04 compared to 3Q03 was also fueled by: lower cobranding expenses, higher income related to assets received in lieu of payments, higher credit cards fees, and higher demand deposits and overdraft-related fees as a consequence of a 5.9% increase in the number of current accounts during the last twelve-months. It is worth mentioning that, in line with the Bank’s focus of improving credit card related fee income, a new smart chip technology Platinum Visa card was launched during this quarter.

The 16.2% quarter on quarter increase of fees was principally explained by the improved performance of the Stock Brokerage subsidiary, higher income related to assets received in lieu of payment, and lower cobranding- related payments.

Fees over average loans grew to 2.0% in 3Q04 from 1.6% in 3Q03 and 1.7% in 2Q04.

Net Income from Services, by Company
(in millions of Chilean pesos)	3Q03	2Q04	3Q04	% Change 3Q04 / 3Q03

Bank	14,786	17,566	21,207	43.4%
General Adm. of Funds	3,551	4,611	5,198	46.4%
Financial Advisory	270	687	194	(28.1)%
Insurance Brokerage	831	905	783	(5.8)%
Stock Brokerage	2,902	1,878	3,135	8.0%
Factoring	166	145	174	4.8%
Socofin	2,275	2,265	2,208	(2.9)%
Securization	13	74	23	76.9%
Promarket	0	3	0	-
Foreign Branches	415	890	804	93.7%

Total Income from services, net	25,209	29,024	33,726	33.8%

GAINS ON SALES OF FINANCIAL INSTRUMENTS, NET

Gains on sales of financial instruments for the third quarter of 2004 accounted for a loss of Ch$2,261 million mainly related to (i) the sale of a loan associated to the retail sector, effect that at the bottom line was totally offset by the related provisions release, and (ii) an losses related to the sale of Central Bank securities in a context of an increase in long-term interest rates during September 2004.

PROVISIONS

Provisions amounted to Ch$19,479 million in the third quarter of 2004, a 3.4% increase compared to the previous quarter. This figure represents approximately 1.16% of average loans (on an annualized basis) during 3Q04, a slight increase from the 1.13% in 2Q04. The expansion recorded in provisions for loan losses during the 3Q04 was mainly attributable to the downgrading in the risk classification of three clients of the construction sector, still showing a weak dynamism and one client of the manufacturing sector.

When comparing to 3Q03, it is worth recalling that the lower level of provisions registered in that quarter, mainly responded to a provision release associated to one client of the fishing sector.

The amount of recoveries from previously charged-off loans once again increased, and consequently, the ratio of recoveries to average loans grew as well to 0.74% in 3Q04 from 0.49% in both quarters 2Q04 and 3Q04. It is worth mentioning that this increase is mostly related to large corporations.

On the other hand, charge-offs decreased significantly during this quarter and, as a consequence, the ratio of charge-offs to average loans dropped to 1.02% in 3Q04 from 2.17% in 2Q04 and 2.44% in 3Q03. It is important to note that in general terms charge-offs accounted by the Bank have a minor impact at the bottom line level as they are normally provisioned.

2004 Third Quarter Results

Allowances and Provisions
(in millions of Chilean pesos)	3Q03	2Q04	3Q04	% Change 3Q04 / 3Q03

Allowances
Allowances at the beginning of each period	208,465	182,000	162,343	(22.1)%
Price-level restatement	(376)	(2,447)	(1,700)	352.1%
Charge-off	(39,063)	(36,044)	(17,070)	(56.3)%
Provisions for loan losses established, net	13,265	18,834	19,479	46.8%
Allowances at the end of each period	182,291	162,343	163,052	(10.6)%
Provisions

Provisions	(13,265)	(18,834)	(19,479)	46.8%

Ratios

Allowances / Total loans	2.92%	2.46%	2.45%
Provisions, net / Avg. Loans	0.36%	0.64%	0.44%
Provisions / Avg. Loans	0.83%	1.13%	1.16%
Charge-offs / Avg. Loans	2.44%	2.17%	1.02%
Recoveries / Avg. Loans	0.49%	0.49%	0.74%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses increased to Ch$7,806 million in 3Q04 from Ch$5,278 million in 3Q03 or Ch$6,155 million in 2Q04, mainly as a consequence of the already mentioned growth of more than 50% in recoveries of loans previously charged-off, to Ch$12,344 million in 3Q04 from Ch$7,778 million in 3Q03 or Ch$8,211 million in 2Q04. This increase was partially offset by higher non-operating expenses related to previous year credit cards related expenses.

OPERATING EXPENSES

Total operating expenses reached Ch$59,772 million during the third quarter of 2004, an increase of 8.5% compared to the 3Q03 or 6.9% relative to the previous quarter, mainly associated to both an increase in salaries and personnel expenses and in administrative expenses.

Personnel salaries and expenses growth of 7.5% during 3Q04 compared to 3Q03 was mostly attributable to headcount increase mainly related to commercial banking activities and subsidiaries (Stock brokerage and Administrator of Funds) and, higher variable compensations packages associated to the results registered by the Bank and its subsidiaries during year 2004.

Administrative expenses increased by 11.7% during 3Q04 relative to last year’s same quarter mainly due to: (i) higher collection fees paid related to the higher levels of recoveries, (ii) higher advertising expenses coming from, both, the Bank and the Stock Broker and Mutual Fund Subsidiaries, companies that decided to reinforce their brand position and, (iii) costs related to the initiation and promotion of the new on-line service “Digipass” (the high security electronic key) offered by the Bank to its clients.

Regarding higher operating expenses recorded during 3Q04 compared to the previous quarter, they were mainly driven by an increase in personnel salaries, due to higher bonus provisions and higher training and health benefits for the Bank’s employees and, higher administrative expenses mainly explained by the same factors described in the above paragraph. In addition, higher depreciation and amortization expenses during this quarter were mainly associated to the acquisition of technological equipment related to the “Neos” project.

The 3Q04 efficiency ratio of 49.7% remains within the Bank’s expectations and stands below the system’s average of 54.7%.

Operating Expenses
(in millions of Chilean pesos)	3Q03	2Q04	3Q04	% Change 3Q04/3Q03

Personnel salaries and expenses	(30,873)	(32,165)	(33,182)	7.5%
Administrative and other expenses	(20,055)	(19,826)	(22,403)	11.7%
Depreciation and amortization	(4,157)	(3,945)	(4,187)	0.7%

Total operating expenses	(55,085)	(55,936)	(59,772)	8.5%

Efficiency Ratio*	53.0%	45.5%	49.7%	-
Efficiency Ratio**	49.0%	42.3%	46.3%

*	Operating expenses/Operating revenues
**	Excludes depreciation and amortization

2004 Third Quarter Results

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$3,663 million in 3Q04 compared to Ch$406 million during the 3Q03, mainly due to the increase in the inflation rate used for adjustment purposes from 0.1% in 3Q03 to 1.0% in 3Q04.

INCOME TAXES

The Bank’s income taxes totaled Ch$5,894 million in 3Q04 compared to Ch$3,285 million in 3Q03. This increase in income taxes is mainly a consequence of a higher income tax base as a result of higher net income before taxes and also due to the increase in the statutory income tax rate from 16.5% in 2003 to 17% in 2004.

LOAN PORTFOLIO

As of September 30, 2004, the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,605,545 million, a quarterly and annual expansion of 0.7% and 6.2%, respectively.

During the year, the Bank has strongly focused on changing the mix of its loan portfolio concentrating its growth effort on higher yielding segments. As a result, the Bank has shown a moderate but constant growth evolution combined with improved loan spreads.

As a consequence, the principal expansions in the loan portfolio have been recorded in the segments of individuals and, to a lesser extent, in the middle market segment. In the twelve-month period, individual banking has been growing at a rate of 16%, followed by the middle -market corporate segment with a 5.0% growth during the same period.

The segment of large corporations has shown a minor annual increase mainly due to the associated low margins. In addition, the appreciation of the Chilean peso has also impacted loan volumes expressed in local currency, mostly related to the large corporations segment, as 20.5% of its portfolio is denominated in foreign currency.

In terms of products, the annual loan portfolio growth was mainly driven by other outstanding, consumer and contingent loans and, to a lesser extent, by lease contracts.

The expansion observed in the line of other outstanding loans mainly reflects the Bank’s focus in expanding residential mortgage loans financed by the Bank’s general borrowings, which are accounted for in this line, instead of mortgage loans financed by mortgage bonds, being the former a higher yielding product. In overall terms, residential mortgage loans have increased by 17% during the last twelve-months, implying 10 basis points increase in terms of market share to 14.7%. The annual increase in other outstanding loans was also boosted by factoring contracts, which more than doubled in terms of volume during the analyzed period.

Consumer business has also improved importantly during the last-twelve-months in both segments, high to middle as well as lower income individuals, as a consequence of the Bank’s effort in increase its exposure in this segment through different promotional and marketing campaigns as well as the strengthening of its Banco Credichile brand name. In terms of market share, the consumer business grew to 16.5% as of September 2004 from 14.6% twelve months ago.

Loan Portifolio
(in millions of Chilean pesos)	Sep - 03	June 04	Sep - 04	% Change 12-months	% change 3Q04/2Q04

Commercial Loans	2,671,111	2,658,907	2,681,307	0.4%	0.8%
Mortgage Loans [1]	1,172,596	1,041,408	937,144	(20.1)%	(10.0)%
Consumer Loans	557,537	643,607	676,869	21.4%	5.2%
Foreign trade Loans	629,624	710,351	642,261	2.0%	(9.6)%
Contingent Loans	405,160	497,220	507,342	25.2%	2.0%
Others Outstanding Loans[23]	383,422	601,835	734,344	91.5%	22.0%
Leasing Contracts	272,007	309,190	328,943	20.9%	6.4%
Past-due Loans	126,116	97,110	97,335	(22.8)%	0.2%
Total Loans, net	6,217,573	6,559,628	6,605,545	6.2%	0.7%
Interbank Loans	30,191	52,136	40,435	33.9%	(22.4)%

Total Loans	6,247,764	6,611,764	6,645,980	6.4%	0.5%

1	Mortgage loans financed by mortgage bonds.
2	Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.
3	According to the new guidelines dictated by the Superintendency of Banks, credit lines and overdrafts accounted as other outstanding loans were reclassified as consumer loans and commercial loans in 1Q04. The information for the prior quarters was reclassified for comparative purposes.

2004 Third Quarter Results

Contingent loans have increased its contribution to total loans to 7.6% as of September 2004 from 6.5% at the end of September 2003, mainly fueled by the expansions recorded in the financial services and retail sectors.

Lease contracts also registered a significant 20.9% annual expansion, maintaining a 21.3% market share within the financial system.

Regarding foreign trade loans, the Bank holds an important market share of 18.7% as of September 2004, in spite of the observed quarter-on-quarter reduction partly due to the quarterly drop of 1.2% in the exchange rate.

Consistent with our strategy, the middle market segment was the main driver of commercial loans which, in all, increased by 0.8% quarter-on-quarter even though the slow performance of the large corporations segment.

Past Due Loans
(in millions of Chilean pesos)	Sep - 03	June 04	Sep - 04	% Change 12-months	% Change 3Q04/2Q04

Commercial loans	109,366	79,678	81,917	(25.1)%	2.8%
Consumer loans	3,145	3,540	3,573	13.6%	0.9%
Residential mortgage loans	13,605	13,892	11,845	(12.9)%	(14.7)%

Total Past Due Loans	126,116	97,110	97,335	(22.8)%	0.2%

Past due loans dropped to Ch$97,335 million as of September 30, 2004, a 22.8% contraction over the last twelve-months mainly related to commercial loans and, to a lesser extent, to residential mortgage loans. This contraction responds principally to the strong charge-off policy that the Bank has been implementing and due to the improvements in the overall loan portfolio composition. Past-due loans remained stable relative to June 30 2004, representing a 1.46% of average loans.

FUNDING

Total liabilities increased by 6.7% during the last twelve-months mainly due to a 22.4% expansion in non-interest bearing liabilities mainly fueled by an increase of 5.9% in the number of checking accounts, higher balances maintained in current accounts and in bankers drafts, influenced by the low interest rates and by an increase in other liabilities.

On the other hand, interest bearing liabilities remained stable as the increase recorded in other bonds and in the repurchase agreements totally offset the decreases in foreign borrowings and mortgage finance bonds. The increase in other bonds responds to the successful issuance made by the Bank on September 1, 2004, of three series bonds for a total amount of approximately US$285 million, in order to support the expected loan growth, and reduce the market risk exposure in line with the Bank’s asset/liabilities management policies.

The importance of this issuance was not only related to the large volume of the transaction, but also because of the placement conditions obtained in terms of risk premium, the lowest ever obtained in these types of instruments in the Chilean financial industry, fact that confirms the confidence placed by the investors in our company.

2004 Third Quarter Results

Funding
(in millions of Chilean pesos)	Sep - 03	June 04	Sep - 04	% Change 12-months	% change 3Q04/2Q04

Non-interest Bearing Liabilities
Current Accounts	1,132,103	1,365,321	1,299,125	14.8%	(4.8)%
Bankers drafts and other deposits	733,513	742,366	807,698	10.1%	8.8%
Other Liabilities	632,367	838,625	951,091	50.4%	13.4%
Total	2,497,983	2,946,312	3,057,914	22.4%	3.8%
Interest Bearing Liabilities
Savings & Time Deposits	3,556,202	3,687,078	3,550,635	(0.2)%	(3.7)%
Central Bank Borrowings	3,186	2,322	2,627	(17.5)%	13.1%
Repurchase agreements	310,780	476,255	451,555	45.3%	(5.2)%
Mortgage Finance Bonds	1,047,010	984,802	906,987	(13.4)%	(7.9)%
Subordinated Bonds	278,593	269,905	267,178	(4.1)%	(1.0)%
Other Bonds	3,826	2,776	179,035	4,579.4%	6,349.4%
Borrowings from Domestic Financ. Inst.	63,886	3,480	48,086	(24.7)%	1,281.8%
Foreign Borrowings	591,758	641,230	445,647	(24.7)%	(30.5)%
Other Obligations	39,954	42,646	46,253	15.8%	8.5%
Total	5,895,195	6,110,494	5,898,003	0.0%	(3.5)%

Total Liabilities	8,393,178	9,056,806	8,955,917	6.7%	(1.1)%

Regarding the slight 1.1% decrease observed in total liabilities during the 3Q04, it responded mainly to a 3.5% drop in interest bearing liabilities which offset the 3.8% increase in non-interest bearing liabilities.

Non-interest bearing liabilities increase was principally attributable to the increase of 8.8% in bankers draft and other deposits and the 13.4% growth in other liabilities, which totally compensated the contraction experienced in the current accounts balance. It is worth mentioning that during 3Q04 the Central Bank raised its short-term reference interest rate for monetary policy by 25 basis points to 2.0%, which may start discouraging our clients to maintain higher balances in non-interest bearing liabilities.

The decrease in interest bearing liabilities during the 3Q04 was mainly driven by a decrease in foreign borrowings, related to the contraction in foreign trade loans and the drop in the exchange rate, and in mortgage finance bonds as the Bank continues fostering the expansion of mortgage loans financed by the Bank’s general borrowing instead of mortgage loans financed by mortgage loans.

As the Bank’s funding structure is concerned, the ratio of average interest bearing liabilities to average interest earning assets improved to 71.2% from 73.4% in 3Q03 or 71.8% in 2Q04.

INVESTMENT PORTFOLIO

As of September 2004, the Bank’s investment portfolio totaled Ch$1,788,790 million, a decrease of 11.4% compared to June 2004, mainly driven by short-term Central Bank securities and investments in Chilean financial institutions. It is worth noting that the Bank’s bonds issuance during 3Q04, which implied the substitution of short-term liabilities by long-term liabilities improved liquidity allowing the Bank to reduce its low yield short-term assets (investments). In addition, the decline in the exchange rate also explained the decrease in the investment portfolio. In terms of composition, in a context of the increase experienced in interest rates the Bank has reduced the duration of its investment portfolio.

At September 30, 2004, the investment portfolio was comprised principally by:

SHAREHOLDERS’ EQUITY

As of September 30, 2004, the Bank’s Shareholder Equity totaled Ch$643,018 million (US$1,059 million), a 5.7% decrease compared to the 3Q03 mainly due to a drop in capital and reserves and lower adjustment for translation differences (as a consequence of the 8.7% decline in the exchange rate), effects which more than offset the 16.2% increase in net income during the last twelve-months.

As we said in the previous release, the drop in capital and reserves was a consequence of the Bank’s tender offer for the repurchase of common stocks, representing 2.5% of the total capital. As long as the shares are held by the Bank, the value of the 1,701,994,590 repurchased shares which amounted to Ch$52,762 million must be deducted from the basic capital.

2004 Third Quarter Results

At the end of September 2004, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 12.06%, and Basic Capital to Total Assets was 5.39%, both well above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Shareholders’ Equity
(in millions of Chilean pesos)	Sep - 03	June 04	Sep - 04	% Change 12-months

Capital and Reserves	571,355	516,959	517,427	(9.4)%
Accumulated adjustment for translation differences [3]	5,403	5,072	3,810	(29.5)%
Unrealized gain (loss) on permanent financial invest. [4]	372	126	123	(66.9)%
Net ncome	104,659	83,205	121,658	16.2%

Total Shareholders' equity	681,789	605,362	643,018	(5.7)%

________________________________
3	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
4	Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

2004 Third Quarter Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2004 and millions of US dollars (MUS$))

	Quarters				%Change		Year ended				%Change

	3Q03	2Q04	3Q04	3Q04	3Q04-3Q03	3Q04-2Q04	Sep.03	Dec03	Sep.04	Sep.04	Sep 04-Sep 03
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$
Interest revenue and expense
Interest revenue	95,365	164,440	139,667	230.1	46.5%	(15.1) %	373,632	436,849	416,337	685.9	11.4%
Interest expense	(42,688)	(64,912)	(62,142)	(102.4)	45.6%	(4.3) %	(166,798)	(208,114)	(157,323)	(259.2)	(5.7) %
Net interest revenue	52,677	99,528	77,525	127.7	47.2%	(22.1) %	206,834	228,735	259,014	426.7	25.2%

Income from services, net
Income from fees and other services	35,709	38,837	43,721	72.0	22.4%	12.6%	99,020	139,695	121,066	199.5	22.3%
Other services expenses	(10,500)	(9,813)	(9,995)	(16.5)	(4.8) %	1.9%	(28,558)	(42,019)	(29,356)	(48.4)	2.8%
Income from services, net	25,209	29,024	33,726	55.5	33.8%	16.2%	70,462	97,676	91,710	151.1	30.2%

Other operating income, net
Gains on financial instruments, net	469	1,092	(2,261)	(3.7)	n/a	n/a	9,313	5,431	4,212	6.9	(54.8) %
Foreign exchange transactions, net	25,512	(6,740)	11,289	18.6	(55.8) %	n/a	33,619	92,791	(6,471)	(10.7)	n/a
Total other operating income, net	25,981	(5,648)	9,028	14.9	(65.3) %	n/a	42,932	98,222	(2,259)	(3.8)	n/a

Operating Revenues	103,867	122,904	120,279	198.1	15.8%	(2.1) %	320,228	424,633	348,465	574.0	8.8%
Provision for loan losses	(13,265)	(18,834)	(19,479)	(32.1)	46.8%	3.4%	(43,990)	(61,210)	(52,597)	(86.7)	19.6%
Other income and expenses
Recovery of loans previously charged-off	7,778	8,211	12,344	20.3	58.7%	50.3%	18,201	25,873	26,573	43.8	46.0%
Non-operating income	1,818	1,120	913	1.5	(49.8) %	(18.5) %	3,868	5,398	3,398	5.6	(12.2) %
Non-operating expenses	(4,444)	(3,402)	(5,816)	(9.5)	30.9%	71.0%	(10,419)	(15,911)	(13,369)	(22.0)	28.3%
Participation in earnings of equity investments	126	226	365	0.6	189.7%	61.5%	(2,093)	(1,243)	538	0.9	n/a
Total other income and expenses	5,278	6,155	7,806	12.9	47.9%	26.8%	9,557	14,117	17,140	28.3	79.3%

Operating expenses
Personnel salaries and expenses	(30,873)	(32,165)	(33,182)	(54.7)	7.5%	3.2%	(90,397)	(127,578)	(96,467)	(158.9)	6.7%
Administrative and other expenses	(20,055)	(19,826)	(22,403)	(36.9)	11.7%	13.0%	(61,926)	(81,368)	(62,165)	(102.4)	0.4%
Depreciation and amortization	(4,157)	(3,945)	(4,187)	(6.9)	0.7%	6.1%	(13,341)	(17,279)	(11,823)	(19.5)	(11.4) %
Total operating expenses	(55,085)	(55,936)	(59,772)	(98.5)	8.5%	6.9%	(165,664)	(226,225)	(170,455)	(280.8)	2.9%

Loss from price-level restatement	(406)	(4,550)	(3,663)	(6.0)	802.2%	(19.5) %	(4,721)	(4,113)	(5,572)	(9.2)	18.0%
Minority interest in consolidated subsidiaries	0	0	0	0.0	n/a	n/a	(1)	(2)	(1)	0.0	0.0%
Income before income taxes	40,389	49,739	45,171	74.4	11.8%	(9.2) %	115,409	147,200	136,980	225.6	18.7%
Income taxes	(3,285)	(4,808)	(5,894)	(9.7)	79.4%	22.6%	(10,750)	(14,166)	(15,322)	(25.2)	42.5%
Net income	37,104	44,931	39,277	64.7	5.9%	(12.6) %	104,659	133,034	121,658	200.4	16.2%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of September 30, 2004, unless otherwise stated. Therefore, all growth rates are in real terms.
All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$606.96 for US$1.00 as of September 30, 2004. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2004 Third Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2004 and millions of US dollars (MUS$))

ASSETS	Dec 02	Sep 03	Dec 03	Jun 04	Sep 04	Sep-04	% Change
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Sep 04- Sep 03	Sep 04-Dec 03	Sep 04- Jun 04
Cash and due from banks
Noninterest bearing	615,150	705,833	656,315	599,668	592,990	977.0	(16.0%)	(9.6%)	(1.1%)
Interbank bearing	81,018	38,520	216,798	74,585	125,309	206.5	225.3%	(42.2%)	68.0%
Total cash and due from banks	696,168	744,353	873,113	674,253	718,299	1,183.5	(3.5%)	(17.7%)	6.5%

Financial investments
Government securities	894,727	1,134,517	1,029,444	1,121,793	1,036,495	1,707.7	(8.6%)	0.7%	(7.6%)
Investments purchase under agreements to resell	33,116	15,549	30,224	49,485	42,716	70.4	174.7%	41.3%	(13.7%)
Investment collateral under agreements to repurchase	284,527	302,383	425,874	469,143	440,522	725.8	45.7%	3.4%	(6.1%)
Other investments	433,202	419,096	467,193	379,450	269,057	443.3	(35.8%)	(42.4%)	(29.1%)
Total financial investments	1,645,572	1,871,545	1,952,735	2,019,871	1,788,790	2,947.2	(4.4%)	(8.4%)	(11.4%)

Loans, Net
Commercial loans	2,695,661	2,671,111	2,692,325	2,658,907	2,681,307	4,417.6	0.4%	(0.4%)	0.8%
Consumer loans	540,829	557,537	599,870	643,607	676,869	1,115.2	21.4%	12.8%	5.2%
Mortgage loans	1,221,927	1,172,596	1,149,463	1,041,408	937,144	1,544.0	(20.1%)	(18.5%)	(10.0%)
Foreign trade loans	629,526	629,624	670,787	710,351	642,261	1,058.2	2.0%	(4.3%)	(9.6%)
Interbank loans	56,418	30,191	13,474	52,136	40,435	66.6	33.9%	200.1%	(22.4%)
Lease contracts	256,364	272,007	274,066	309,190	328,943	542.0	20.9%	20.0%	6.4%
Other outstanding loans	398,564	383,422	449,311	601,835	734,344	1,209.9	91.5%	63.4%	22.0%
Past due loans	149,168	126,116	107,508	97,110	97,335	160.4	(22.8%)	(9.5%)	0.2%
Contingent loans	392,911	405,160	417,395	497,220	507,342	835.9	25.2%	21.5%	2.0%
Total loans	6,341,368	6,247,764	6,374,199	6,611,764	6,645,980	10,949.8	6.4%	4.3%	0.5%
Allowances	(222,348)	(182,291)	(182,799)	(162,343)	(163,052)	(268.6)	(10.6%)	(10.8%)	0.4%
Total loans, net	6,119,020	6,065,473	6,191,400	6,449,421	6,482,928	10,681.2	6.9%	4.7%	0.5%

Other assets
Assets received in lieu of payment	19,552	17,374	15,924	16,714	16,353	26.9	(5.9%)	2.7%	(2.2%)
Bank premises and equipment	143,410	131,681	130,182	130,778	131,611	216.8	(0.1%)	1.1%	0.6%
Investments in other companies	4,916	3,575	5,397	4,900	5,498	9.1	53.8%	1.9%	12.2%
Other	214,178	240,970	256,901	366,232	455,457	750.2	89.0%	77.3%	24.4%
Total other assets	382,056	393,600	408,404	518,624	608,919	1,003.0	54.7%	49.1%	17.4%
Total assets	8,842,816	9,074,971	9,425,652	9,662,169	9,598,936	15,814.9	5.8%	1.8%	(0.7%)

2004 Third Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2004 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 02	Sep 03	Dec 03	Jun 04	Sep 04	Sep-04	% Change
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Sep 04- Sep 03	Sep 04-Dec 03	Sep 04- Jun 04
Deposits
Current accounts	1,103,480	1,132,103	1,251,207	1,365,321	1,299,125	2,140.4	14.8%	3.8%	(4.8%)
Bankers drafts and other deposits	585,230	733,513	676,057	742,366	807,698	1,330.7	10.1%	19.5%	8.8%
Saving accounts and time deposits	3,599,542	3,556,202	3,487,563	3,687,078	3,550,635	5,849.9	(0.2%)	1.8%	(3.7%)
Total deposits	5,288,252	5,421,818	5,414,827	5,794,765	5,657,458	9,321.0	4.3%	4.5%	(2.4%)

Borrowings
Central Bank borrowings	3,873	3,186	28,411	2,322	2,627	4.3	(17.5%)	(90.8%)	13.1%
Securities sold under agreements to repurchase	284,751	310,780	434,849	476,255	451,555	744.0	45.3%	3.8%	(5.2%)
Mortgage finance bonds	1,115,684	1,047,010	1,033,727	984,802	906,987	1,494.3	(13.4%)	(12.3%)	(7.9%)
Other bonds	4,727	3,826	3,186	2,776	179,035	295.0	4579.4%	5519.4%	6349.4%
Subordinated bonds	285,759	278,593	276,350	269,905	267,178	440.2	(4.1%)	(3.3%)	(1.0%)
Borrowings from domestic financial institutions	51,962	63,886	50,830	3,480	48,086	79.2	(24.7%)	(5.4%)	1281.8%
Foreign borrowings	525,241	591,758	731,610	641,230	445,647	734.2	(24.7%)	(39.1%)	(30.5%)
Other obligations	79,011	39,954	60,732	42,646	46,253	76.2	15.8%	(23.8%)	8.5%
Total borrowings	2,351,008	2,338,993	2,619,695	2,423,416	2,347,368	3,867.4	0.4%	(10.4%)	(3.1%)

Other liabilities
Contingent liabilities	392,113	405,576	417,421	498,446	510,077	840.4	25.8%	22.2%	2.3%
Other	175,164	226,791	264,810	340,179	441,014	726.7	94.5%	66.5%	29.6%
Total other liabilities	567,277	632,367	682,231	838,625	951,091	1,567.1	50.4%	39.4%	13.4%

Minority interest in consolidated subsidiaries	3	4	5	1	1	0.0	(75.0%)	(80.0%)	0.0%

Shareholders' equity
Capital and Reserves	582,105	577,130	575,860	522,157	521,360	859.0	(9.7%)	(9.5%)	(0.2%)
Net income for the year	54,171	104,659	133,034	83,205	121,658	200.4	16.2%	(8.6%)	46.2%
Total shareholders' equity	636,276	681,789	708,894	605,362	643,018	1,059.4	(5.7%)	(9.3%)	6.2%

Total liabilities & shareholders' equity	8,842,816	9,074,971	9,425,652	9,662,169	9,598,936	15,814.9	5.8%	1.8%	(0.7%)

2004 Third Quarter Results

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	3Q03	2Q04	3Q04	Sep.03	Dec 03	Sep.04
Earnings per Share
Net income per Share (Ch$) (1)	0.55	0.68	0.59	1.54	1.95	1.83
Net income per ADS (Ch$) (1)	327.01	406.14	355.03	922.39	1,172.45	1,099.69
Net income per ADS (US$) (2)	0.49	0.64	0.58	1.39	1.96	1.81
Book value per Share (Ch$) (1)	10.02	9.12	9.69	10.02	10.41	9.69
Shares outstanding (Millions)	68,080	66,378	66,378	68,080	68,080	66,378

Profitability Ratios (3)(4)
Net Interest Margin	2.53%	4.57%	3.57%	3.32%	2.75%	4.06%
Net Financial Margin	3.75%	4.26%	4.09%	3.86%	3.86%	3.96%
Fees / Avg. Interest Earnings Assets	1.21%	1.33%	1.55%	1.13%	1.17%	1.44%
Other Operating Revenues / Avg. Interest Earnings Assets	1.25%	-0.26%	0.42%	0.69%	1.18%	-0.04%
Operating Revenues / Avg. Interest Earnings Assets	4.99%	5.65%	5.54%	5.14%	5.10%	5.47%
Return on Average Total Assets	1.61%	1.84%	1.63%	1.53%	1.45%	1.70%
Return on Average Shareholders' Equity	21.89%	29.48%	24.94%	21.44%	20.01%	25.25%

Capital Ratios
Shareholders Equity / Total Assets	7.51%	6.27%	6.70%	7.51%	7.52%	6.70%
Basic capital / total assets	6.32%	5.36%	5.39%	6.32%	6.08%	5.39%
Basic Capital / Risk-Adjusted Assets	9.42%	8.05%	8.04%	9.42%	9.20%	8.04%
Total Capital / Risk-Adjusted Assets	13.58%	12.10%	12.06%	13.58%	13.22%	12.06%

Credit Quality Ratios
Past Due Loans / Total Loans	2.02%	1.47%	1.46%	2.02%	1.69%	1.46%
Allowance for loan losses / past due loans	144.54%	167.17%	167.52%	144.54%	170.03%	167.52%
Allowance for Loans Losses / Total Loans	2.92%	2.46%	2.45%	2.92%	2.87%	2.45%
Provision for Loan Losses / Avg.Loans (4)	0.83%	1.13%	1.16%	0.92%	0.96%	1.07%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	53.03%	45.51%	49.69%	51.73%	53.28%	48.92%
Operating Expenses / Average Total Assets (3)	2.39%	2.29%	2.48%	2.42%	2.46%	2.38%
Loans per employee (million Ch$) (1)	693	720	717	693	698	717

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	8,332,914	8,702,424	8,683,996	8,301,808	8,330,036	8,500,980
Avg. Assets (million Ch$)	9,236,660	9,784,708	9,635,738	9,115,627	9,205,517	9,535,886
Avg. Shareholders Equity (million Ch$)	678,137	609,662	629,857	650,949	664,780	642,463
Avg. Loans	6,403,171	6,654,399	6,699,030	6,377,097	6,394,720	6,533,002
Avg. Interest Bearing Liabilities (million Ch$)	6,119,168	6,251,886	6,185,607	6,069,921	6,077,134	6,101,061

Other Data
Inflation Rate	0.27%	1.33%	0.66%	1.87%	1.07%	2.25%
Exchange rate (Ch$)	665.13	636.59	606.96	665.13	599.42	606.96
Employees	9,013	9,187	9,271	9,013	9,130	9,271

Notes
(1)	These figures were expressed in constant Chilean pesos as of September 30, 2004.
(2)	These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3)	The ratios were calculated as an average of daily balances.
(4)	Annualized data.

2004 Third Quarter Results

CONTACTS:	Ricardo Morales
(56-2) 637 3519
rmorales@bancochile.cl

Jacqueline Barrio
(56-2) 637 2938
jbarrio@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:
  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2004

Banco de Chile

By:	/S/ Pablo Granifo L.
Pablo Granifo Lavín Chief Executive Officer